August 8, 2024

Jack Ross
Chief Executive Officer
Synergy CHC Corp.
865 Spring Street
Westbrook, ME 04092

       Re: Synergy CHC Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 29, 2024
           File No. 333-280556
Dear Jack Ross:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Form S-1
Our Company, page 1

1. We note your revised disclosures in response to prior comment 10. To the extent that you use the "clinically-tested" language in the opening paragraph it should be clarified that this test was not a clinical trial conducted pursuant to an FDA-approved IND application.
Summary, page 1

2. With reference to prior comments 4 and 12, please revise the Summary, where appropriate, to disclose the amount of debt that comes due in FY2024 and FY2025 and indicate whether the company currently has plans to meet these obligations.
Relationships with Knight Therapeutics, page 6

3. We note your revised disclosure in response to prior comment 5. Please further revise to
 August 8, 2024
Page 2

       highlight the existence of financial and operating covenants, including the requirement that Knight approve your quarterly and annual operating budget prior to implementation.
Use of Proceeds, page 29

4. We note your revised disclosure in response to prior comment 11. As revised, it appears that you currently do not have any specific plans for allocating the offering proceeds. If so, then please provide the disclosure required by the second sentence of Regulation S-K,
       Item 504. In light of your debt obligations, please also revise the Summary to highlight the lack of current specific plans for the proceeds. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2023 and December 31,
2022
Revenue, page 36

5. We have read your response to prior comment 14 and note you expanded the disclosure in your Business section to include FOCUSfactor revenue in fiscal years ended December
       31, 2023 and 2022. As requested in our prior comment, please revise your results of operations disclosure to break out the amount of net revenue by brand for all periods presented. In addition to your disclosure of revenue by category in MD&A on pages
       35 and 36, your disclosure should also include the revenue generated in each period by the
       FOCUSfactor brand and the Flat Tummy brand, separately.
Certain Relationships and Related Party Transactions, page 72

6. We note your revised disclosures in response to prior comment 19. Please revise to explain what the BoomBod transactions were so it is clear what a "pass through and allocation of expenses" is and why BoomBod owes the funds to you. Clarify whether
       BoomBod is contractually obligated to make these payments to you by the end of the year and whether any interest is owed on the debt. File as exhibits the relevant agreements governing the obligations. Also, revise the prospectus, where applicable, to explain whether you are relying upon repayment of the outstanding balance to fund your operations and/or meet your near-term debt obligations. In addition, revise the disclosure on page 59 to discuss Mr. Ross's role at BoomBod or advise.
       Please contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mike Bradshaw